Exhibit 77C     Van Kampen International Magnum Fund

     A Special Meeting of Shareholders (the "Meeting") of the Van Kampen International Magnum Fund (the "Fund"), a series of the Van Kampen Series Fund, Inc., a Maryland Corporation, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Tuesday, December 7, 2004, at 3:30 p.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

     The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen International Magnum Fund would (i) transfer all of its assets and liabilities to the Van Kampen International Advantage Fund in exchange solely for Class A, B and C shares of the Van Kampen International Advantage Fund, (ii) distribute such shares to the holders of shares of the Van Kampen International Advantage Fund and (iii) be dissolved.

     Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative:
3,067,611.248 shares; Against: 62,054.238 shares; Abstaining:
135,048.891 shares.